MegaWest Energy Corp.
Management Discussion and Analysis as of September 30, 2009
(in Canadian dollars unless otherwise indicated)

MANGAGEMENT DISCUSSION AND ANALYSIS as of September 30, 2009

Management’s discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for MegaWest Energy Corp (“MegaWest” or the “Company”).  It should be read in conjunction with the interim consolidated financial statements and the notes thereto for the three months ended July 31, 2009 and 2008, the annual consolidated financial statements for the year ended April 30, 2009 and 2008 and the related notes thereto, prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW

Since December 2006 the primary business activity of MegaWest and its subsidiaries (collectively the "Company") is the acquisition, exploration and development of oil and gas properties in North America.  MegaWest operates a number of unproven heavy oil properties in the United States and its activities to date have included analysis and evaluation of technical data, preparation of geological models, exploration drilling, conceptual engineering, construction of thermal demonstration projects, and securing capital to fund operations and capital expenditures.

In December 2008 due to low oil prices, the Company suspended all its capital projects, including operations at its two Missouri heavy oil projects, pending a recovery in oil prices and financing.

In January 2009 the Company reduced overall staffing by 71% and corresponding salaries by 63%.  The Company retained a core staff to ensure continuity and the capacity to restart the projects in Missouri.

At July 31, 2009 MegaWest had working capital of $1,180,683, including short-term restricted cash of $36,330.

On August 28, 2009 the Company signed agreements with investors (the “Investors”) led by Iroquois Capital Opportunity Fund, L.P., (“ICO Fund”) as the lead investor and with Mega Partners 1, LLC (“MP1”) of which ICO Fund is a member, the significant terms of which are as follows:

•
The Company sold a 10% working interest in 15,313 acres of the Missouri oil and gas property (located in Missouri and Kansas), including the Grassy Creek and Marmaton River projects, (the “Deerfield Area”) for US$2,000,000 to MP1.

•
MP1 has the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US$300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility adjustment costs.

•
The Company issued to the Investors 22,000 Series A convertible preferred shares, with a stated value of $100 each (the “Series A Preferred Shares”), for gross proceeds of US$2,200,000.  Based on their stated value, the Series A Preferred Shares are convertible into common shares at US$0.07 per common share.  A quarterly cumulative dividend based upon the stated value of the Series A Preferred Shares is payable, at the Company’s election, as to either 5% cash or 7.5% in additional Series A Preferred Shares.  The Series A Preferred Shares also have a provision whereby upon liquidation, dissolution, winding up or sale of the Company any outstanding Series A Preferred Shares will be paid out ahead of the common shares at a rate of two times the stated value of the Series A Preferred Shares.  After 12 months from the date of issue, the Company may force the conversion of the Series A Preferred Shares provided: i) production from the Deerfield Area is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.25 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$75,000 per day for the same 20 day period.

•
In conjunction with the Series A Preferred Share issuance, the Company has also issued to the Investors 15,400,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.25 per share until August 28, 2014.  After May 28, 2010 a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

•
Until twelve months following the first occasion upon which the Company produces 3,000 barrels over a 30 day period (100 barrels per day average) from the Deerfield Area, the Investors have the option to purchase up to 20,000 Series B convertible preferred shares with a stated value of $100 each (the “Series B Preferred Shares”), for up to US$2,000,000 on similar terms to the Series A Preferred Shares except the conversion price is US$0.10 per common share.  After 12 months from the date of issue, the Company may force the conversion of the Series B Preferred Shares provided: i) production from the Deerfield Area is 30,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$150,000 per day for the same 20 day period. In conjunction with the Series B Preferred Share issuance, the Company will issue to the Investors up to 10,000,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.35 per share for a period of five years from issuance.  After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

•
The agreement includes anti-dilution provisions including: 1) the sale of certain common stock or securities exchangeable into common stock at a price less than the conversion price of the outstanding Series A or B Preferred Shares would result in the adjustment of the conversion price to this lower price; and 2) the conversion price of the Series A or B Preferred shares will be adjusted proportionately to take account of any dividends on common stock, stock splits or consolidations, or reclassification of common stock.

•
The Company is prohibited from pledging its properties under certain circumstances and the Company is prohibited from selling a majority interest in its properties without the consent of a majority interest of the Investors so long as the Series A or B Preferred Shares are outstanding.  Such majority interest consent is also required for certain actions that would adversely change the rights of the Investors while either the Series A or B Preferred Shares are outstanding.  These negative pledges do not pertain to the Series B Preferred Shares unless Series B Preferred Shares having a face value of more than US$1,400,000 have been issued.

MegaWest Energy Corp.
Management Discussion and Analysis as of September 30, 2009
(in Canadian dollars unless otherwise indicated)

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011 MP 1, LLC will have the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP 1, LLC will have the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition.

•
While Series A Preferred Shares are outstanding, the Series A Preferred shareholders have the right to nominate one director to the Board of Directors.  Should Series B Preferred Shares having stated value of not less than US$1.8 million be issued, the holders of such shares will have the right to nominate one director to the Board of Directors of the Company.

•
With respect to each of the Series A and B Preferred Shares, certain default provisions related to material events result in the dividend rate increasing to 15% payable in cash during the event of default.

•	Until August 28, 2010, ICO Fund has a right of first refusal with respect to certain debt or equity financings.

•
The Company has agreed to pay US$75,000 of ICO Fund’s legal fees and to engage Iromad LLC (a technology consulting firm recommended by ICO Fund) for a minimum of six months at a cost not to exceed US$20,000 per month with an option for this contract to be extended.

Based on the agreements noted above, MegaWest has re-started its Missouri projects.  However, the Company will need additional financing to fund its fiscal 2010 capital and other costs and the ultimate development of MegaWest’s oil and gas projects, if assessed to be commercial, will require even further funding.  MegaWest’s future operations are dependent upon its ability to continue to obtain financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, joint venture farmouts or any combination thereof.

The Company’s financial statements for the three months ended July 31, 2009 are prepared on a going concern basis.  The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  While the agreements with ICO Fund, Investors and MP1 provide the necessary short term working capital to restart production at the Missouri projects, there is uncertainty about the use of the going concern assumption.  The financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

RESULTS OF OPERATIONS
Operational and Project Review

Missouri

At July, 2009 the Missouri lease holdings included a 100 percent interest in 38,119 unproved net mineral acres of leases.  MegaWest has built two 500 barrel of oil per day steam drive production facilities (Marmaton River and Grassy Creek), drilled 51 exploration/delineation wells with an 86% success rate and completed 148 development wells.

Phase I of the Marmaton River steam drive project is a 10 acre pre-commercial project, which includes a steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day, 13 steam injection wells, 40 producing wells, one water source well and one water disposal well.

The wells for the second production phase, consisting of 10 injection wells and 24 production wells on approximately 10 adjacent acres, were drilled and are awaiting tie-in.  The Marmaton Phase II wells will be tied-in and put into production concurrent with the restart of operations.

First oil sales from the project occurred in August 2008.  To July 31, 2009 the Company sold 8,956 barrels of oil for $434,102, net of royalties.  Prior to operations being suspended, the Marmaton River project was producing up to 100 barrels of oil per day, which exceeds the numerical simulation prediction for that point in time.  The simulation predicts that the field will achieve over 300 barrels of oil per day from the initial 40 producing wells and rates can be increased by bringing the additional drilled acreage into production.

The Grassy Creek steam drive project was completed on budget and on schedule in fiscal 2009.  This project has a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day.  Phase I of the project consists of 46 production wells, 15 injection wells, 2 observation wells and 2 service wells on 19 acres.  Since Grassy Creek commenced steam injection in late October, it was not producing significant quantities of oil when steaming operations were suspended.  Early steam injection results indicate that this portion of the reservoir may respond more effectively to steam drive than Marmaton.

It is anticipated that each of these projects could develop 250 to 300 acres of leases over their 25 to 30 year project life.  Additional drilling phases on each of these projects will be necessary to maintain target production rates.  It is further anticipated that a number of additional projects of similar design and size may be drilled and constructed across MegaWest’s Missouri lease holdings.

Due to then-prevailing economic conditions, specifically low oil prices and significantly reduced equity and capital markets, the Company suspended steaming operations at both the Marmaton River and Grassy Creek projects in December 2008.  Subsequently, MegaWest has identified an alternate natural gas fuel supply at more advantageous prices than previously attained, which will reduce field operating costs.  In September 2009, based on the agreements with ICO Fund, Investors and MP1, and related funding, MegaWest has re-started operations at both of the Missouri projects.

The Company has not recorded an impairment charge on its Missouri costs at July 31, 2009 since these projects are the Company’s near term primary focus and management believes these projects are commercial at current and expected future oil prices.

MegaWest Energy Corp.
Management Discussion and Analysis as of September 30, 2009
(in Canadian dollars unless otherwise indicated)

Kentucky

The Kentucky lease holdings include a 37.5 percent working interest in the shallow rights (above the base of the Beech Creek limestone formation) and in the deep rights on over 29,000 unproved net mineral acres in Kentucky.

Eight exploration wells drilled at various strategic locations on the Kentucky land in fiscal 2008 provided confirmation of the commercial prospectivity of three Mississippian heavy oil pay zones found at depths of 200-600 feet from surface.  A number of potential project locations have been identified, and the first location has been appraised with four delineation wells.  A steam drive enhanced recovery project has been designed and permit applications have been submitted for this location.  Certain equipment and long lead items have been purchased; however, the start-up of this project will be delayed until there is more certainty regarding the availability of project funding.

Montana

The Montana leases include working interest in nearly 38,200 unproved net mineral acres in Montana covering three prospects, Teton, Loma and Devils Basin.  At Teton and Loma, the Company has a 40 percent working interest.

Acquisition of new 2D seismic over the Teton and Loma prospects has been completed and processed during fiscal 2009.  Interpretation of this seismic is complete, however the results to date did not validate the Company’s geological model.  As a result, additional geological work will be required before future drilling locations can be determined.  At Teton, MegaWest is targeting a heavy oil reservoir, which if successful, may ultimately be developed through the application of SAGD, steam drive or cyclic steam stimulation. At Loma, MegaWest is targeting a light oil reservoir.

Trade seismic has been purchased on the Devils Basin prospect, which will be used to identify one or more prospective drill locations that MegaWest plans to test with a vertical well.  At Devils Basin, MegaWest is targeting light oil production from the Heath Shale.

The Company is now developing strategic alternatives related to these prospects, including farm-out of the identified drilling opportunities.

Texas

The Company has working interest in approximately 34,000 gross unproved net mineral acres in Edwards County, Texas.  Pursuant to a farm-in agreement the Company may earn up to a 66.67 percent working interest in all leased acreage.  Included in the total are 20,050 acres in which the Company has already earned a 50 percent working interest and 13,950 acres in which the Company has already earned a 25 percent working interest.

The Company is continuing to undertake a review of strategic alternatives related to this project.

Kansas

The Chetopa project is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The project is currently suspended, and includes certain oil and gas equipment and a 100 percent interest in two oil and gas leases covering 385 net mineral acres.  On 15 of these acres are 20 steam injection wells, 33 production wells and a water well, all of which had been drilled, completed, equipped and tied in for production at the time the Company acquired the project.  A tank battery, steam generator and two transfer stations are also in place on the property.  While the Chetopa project was in operation, 11,561 barrels of oil were sold that resulted in $804,997 of oil sales, net of royalties, included in the Kansas cost pool.  The Company had drilled five wells to evaluate the prospectivity of the acreage surrounding the existing project.

The Company is obligated to pay a 25% net revenue interest up to a maximum total of US$750,000 of net revenues generated from the Chetopa project.  The net revenue interest becomes payable after MegaWest recovers 100 percent of its cumulative capital and operating costs, and will be paid quarterly.  As at July 31, 2009, no net revenue interest has been earned.

Other

During the second quarter of fiscal 2009 the Company acquired an additional four used steam generators.  At July 31, 2009 the Company has seven steam generators to be used at future project locations.

MegaWest Energy Corp.
Management Discussion and Analysis as of September 30, 2009
(in Canadian dollars unless otherwise indicated)

FINANCIAL REVIEW

MegaWest reported a net loss of $847,866, ($0.01) per share basic and diluted, for the three months ended July 31, 2009, compared with a net loss of $1,113,777, ($0.01) per share, for the comparable 2008 period.  The loss for the 2009 period was attributable to the general and administrative expenses of $791,517, depreciation and accretion expenses of $42,339 and foreign exchange loss of $15,707.

General and administrative expenses for the three months ended July 31, 2009 totaled $791,517.  During the three months ended July 31, 2008 the Company incurred general and administrative expenses of $1,366,319, net of $512,164 capitalized to oil and gas assets.  General and administrative expense includes stock-based compensation, salary and benefits, professional fees, office and operations and information technology, as summarized in the table below.

	2009	2008
Stock-based compensation:
Stock options	$ 63,700	$ 203,130
Shares issued for services	-	238,525
Less: capitalized portion	-	(92,682)
	63,700	348,973

Salaries and benefits	317,303	830,788
Professional fees	116,881	179,623
Investor relations	-	90,995
Office and operations	291,793	288,177
Information technology	1,840	47,245
Less: capitalized portion	-	(419,482)
	727,817	1,017,346

	$ 791,517	$ 1,366,319

Due to limited capital activities during the first quarter of fiscal 2010, the Company did not capitalize any of its general and administrative and stock-based compensation expenses.  In the first quarter of fiscal 2009, the Company’s oil and gas assets included $419,482 of general and administrative costs and $92,682 of stock-based compensation expenses.

Stock–based compensation expense of $63,700 (2008 - $441,655) was recorded for the three months ended July 31, 2009.  The overall decrease in stock-based compensation from 2008 to 2009 is primarily due to fewer stock option and warrants grants and a lower fair value per share for each option granted as well as options forfeited in the third and fourth quarters of fiscal 2009 for employees that are no longer with the Company.

Salary and benefit costs of $317,303 (2008 - $830,788) was recorded during the three months ended July 31, 2009.  Overall decrease in salaries and benefit costs is due to the significantly reduced staffing level in the third and fourth quarters of fiscal 2009.

Professional fees totaled $116,881 (2008 - $179,623) and consist of legal, audit, accounting and tax advisory fees.  Overall decrease in the professional fees in 2009 is due to the reduced audit fees compared to 2008.

The Company did not incur expenses associated with investor relations during the first quarter fiscal 2010.  The Company spent $90,995 in the comparative 2008 period.

Office and operations costs during the three months ended July 31, 2009 totaled $291,793 (2008 - $288,177) and are primarily made up of office rent and supplies, license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.

Information technology costs during the three months ended July 31, 2009 totaled $1,840 (2008 - $47,245) and mainly consists of software license and maintenance fees.  A decrease in information technology costs in 2009 is primarily due to the reduced number of software licenses and maintenance costs.

The foreign exchange loss for the three months ended July 31, 2009 resulted primarily from the translation of our U.S. dollar denominated cash balances into our Canadian dollar functional currency.  The Canadian dollar increased in value compared to the U.S. dollar during the quarter.  The Company has not entered into any hedging agreements, however the Company holds U.S. dollars to pay its U.S. denominated project costs.

The Company had interest income of $1,757 for the three months ended July 31, 2009 compared with $63,313 for the comparable period.  The decrease in interest income for the 2009 period is related to the overall decrease in cash balances and investment interest rates compared to 2008.

SUMMARY OF QUARTERLY RESULTS

	2010		2009				2008
(000’s except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Interest income	$ 2	$ 3	$ 30	$ 59	$ 63	$ 42	$ 140	$ 240	$ 291
Net Loss	(850)	(1,259)	(3,498)	(31,324)	(1,114)	(8,813)	(4,481)	(2,231)	(2,378)
Net Loss per share	(0.01)	(0.57)	(0.03)	(0.24)	(0.01)	(0.11)	(0.06)	(0.03)	(0.03)
Total assets	$ 26,476	$ 27,436	$ 28,886	$ 33,851	$ 63,015	$ 48,555	$ 55,674	$ 57,167	$ 49,584

In the first quarter of fiscal 2010 the Company’s projects remained shut-in.  The loss for the 2009 period was attributable to the general and administrative expenses of $791,517, depreciation and accretion expenses of $42,339 and foreign exchange loss of $15,707.

The increase in net loss in the third quarter of fiscal 2009 compared to the first and fourth quarters of fiscal 2009 is mainly due to additional impairment charge of $2.4 million on the Kentucky oil and gas property.

MegaWest Energy Corp.
Management Discussion and Analysis as of September 30, 2009
(in Canadian dollars unless otherwise indicated)

The large net loss in the second quarter of fiscal 2009 is mainly attributable to an impairment charge of $31,428,639 recorded against oil and gas properties.

In fourth quarter of fiscal 2008 the Company recorded an impairment charge on the Texas oil property of $5,891,223.  This impairment charge and the recognition of a loss on marketable securities of $2,094,000 are the primary reasons for the increased net loss and decrease of total assets in the fourth quarter of fiscal 2008.

The increased net loss in the third quarter of fiscal 2008 is mainly attributable to financing cost due to the extension of the term of the private placement warrants and recognition of loss on marketable securities.

LIQUIDITY AND CAPITAL RESOURCES

MegaWest’s projects are either exploration in nature or in early stages of development, and profitable oil and gas operations have not yet been attained.  MegaWest incurred negative cash flow from operations of $805,037 during the first quarter of fiscal 2010.

Due to low oil prices, the Company suspended operations at its two Missouri heavy oil projects in December, 2008.  The Company also suspended all capital projects and put a hold on all discretionary spending.

The Company also implemented reductions to its administrative and operating costs.  In January 2009 the Company reduced overall staffing by 71% and corresponding salaries by 63% while retaining a core staff to ensure continuity and the capacity to restart the projects in Missouri.  In anticipation of this restart, the Company identified an alternate natural gas fuel supply at more advantageous prices than previously attained.

At July 31, 2009 MegaWest had working capital of $1,180,683, including cash of $842,642, of which $36,330 was restricted.

On August 28, 2009, the Company signed agreements with ICO Fund, Investors and MP1 to recapitalize the Company and enable the restart of oil production at its Missouri projects.  In addition, this agreement provides the basis for a strategic, long-term relationship between ICO Fund and the Company involving options for future financing and working interest participation.

With these agreements, MegaWest has re-started its Missouri projects in September 2009.  The Company will need additional financing to fund its fiscal 2010 capital and other costs.  The ultimate development of MegaWest’s oil and gas projects, if assessed to be commercial, will require additional funding.  MegaWest’s future operations are dependent upon its ability to continue to obtain financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, joint venture farmouts or any combination thereof.

Investing Activities

Owing to a decision in December 2008, to suspend the development of the Company’s oil and gas properties, pending a recovery in oil prices and financing, the Company only had limited development activity during the three months ended July 31, 2009.  Cash used in the development of oil and gas assets, net of capitalized oil sales of $7,535, incurred in two Missouri projects, was $109,572 for the three months ended July 31, 2009.

Change in restricted cash of $105,299 is related to expiration of one of the security deposits with authorities for the abandonment and reclamation of oil and gas wells and one of the security deposits with the bank for the Company’s corporate credit cards.

MegaWest Energy Corp.
Management Discussion and Analysis as of September 30, 2009
(in Canadian dollars unless otherwise indicated)

Financing Activities

The Company did not have any debt obligations at July 31, 2009.  During the first quarter of fiscal 2010 the Company did not raise any capital or issue any common shares, options or warrants.

The Company’s common shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”).  The number of outstanding shares and the number of shares that could be issued if all dilutive instruments are converted to shares at the following dates were:
	September 30	July 31,	April 30,
	2009	2009	2009

Common shares outstanding	133,244,472	133,244,472	133,244,472

Stock options (1)	7,303,500	7,303,500	7,478,500
Warrants associated with Serries A preferred shares (2)	15,400,000	-	-
Serries A preferred shares (2)	31,428,571	-	-
Total potential shares (3)	187,376,543	140,547,972	140,722,972

Notes:
(1)	Represents stock options to purchase common shares at prices from U.S.$0.10 to U.S.$1.57 per share, with expiry dates from March 15, 2011 through to March 15, 2013 and with various vesting terms.

(2)
Pursuant to the agreements with ICO Fund and Investors, the Company issued to the Investors 22,000 Series A convertible preferred shares, with a stated value of $100 each (the “Series A Preferred Shares”), for gross proceeds of US$2,200,000.  Based on their stated value, the Series A Preferred Shares are convertible into common shares at US$0.07 per common share.  A quarterly cumulative dividend based upon the stated value of the Series A Preferred Shares is payable, at the Company’s election, as to either 5% cash or 7.5% in additional Series A Preferred Shares.  The Series A Preferred Shares also have a provision whereby upon liquidation, dissolution, winding up or sale of the Company any outstanding Series A Preferred Shares will be paid out ahead of the common shares at a rate of two times the stated value of the Series A Preferred Shares.  After 12 months from the date of issue, the Company may force the conversion of the Series A Preferred Shares provided: i) production from the Deerfield Area is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.25 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$75,000 per day for the same 20 day period.

In conjunction with the Series A Preferred Share issuance, the Company has also issued to the Investors 15,400,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.25 per share until August 28, 2014.  After May 28, 2010 a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

(3)
Pursuant to the agreements with ICO Fund and Investors, until twelve months following the first occasion upon which the Company produces 3,000 barrels over a 30 day period (100 barrels per day average) from the Deerfield Area, the Investors have the option to purchase up to 20,000 Series B convertible preferred shares with a stated value of $100 each (the “Series B Preferred Shares”), for up to US$2,000,000 on similar terms to the Series A Preferred Shares except the conversion price is US$0.10 per common share.  After 12 months from the date of issue, the Company may force the conversion of the Series B Preferred Shares provided: i) production from the Deerfield Area is 30,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$150,000 per day for the same 20 day period. In conjunction with the Series B Preferred Share issuance, the Company will issue to the Investors up to 10,000,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.35 per share for a period of five years from issuance.  After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Except as noted elsewhere, the Company had the following commitments and contractual obligations:

(a)	Office and Equipment Leases:

During the first quarter of fiscal 2010, the Company re-negotiated the terms of its lease on its Calgary office.  The table below reflects the subsequently re-negotiated terms on the Calgary office lease commitments and other office and equipment leases over the upcoming five fiscal years:

2010	$ 237,578
2011	458,766
2012	448,314
2013	447,714
2014	167,674
Total	$ 1,760,047

(b)	Severance Obligations:

Pursuant to employment agreements with two senior officers, the Company is obligated to pay up to $450,000 under certain events around employment termination.

TRANSACTIONS WITH RELATED PARTIES

During the three months period ended July 31, 2009 Company paid $6,014 in professional fees to a law firm, where the Corporate Secretary of the Company is a partner.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

MegaWest Energy Corp.
Management Discussion and Analysis as of September 30, 2009
(in Canadian dollars unless otherwise indicated)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our accounting policies are described in Note 1 to the annual consolidated financial statements for the year ended April 30, 2009 and 2008.  We prepare our consolidated financial statements in conformity with Canadian GAAP.

The preparation of our financial statements requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses.  On an ongoing basis we evaluate our estimates, including those related to acquisitions, status of oil and gas projects (proved or unproved), asset impairment, tax valuation allowances, volatility and market value of our share price and contingencies.  These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances.  Actual results could vary from those estimates under different assumptions and conditions.

The critical accounting policies that affect the more significant judgments and estimates used in preparation of our consolidated financial statements are described in our annual MD&A for the year ended April 30, 2009 and have not changed to date.

Change in Accounting Policies

On May 1, 2009 MegaWest adopted the following new accounting standards from the Canadian Institute of Chartered Accountants ("CICA"):

(i)
On May 1, 2009, the Company adopted a new accounting standard for Goodwill and Intangible Assets, which defines the criteria for the recognition of intangible assets.  The implementation of this standard did not have an impact on the Company’s interim financial statements.

Pending Accounting Changes

In January 2006 the CICA adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are going to converge with International Financial Reporting Standards ("IFRS") for fiscal periods commencing on or after January 1, 2011.  The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

In January 2009, the CICA issued Section 1582, Business Combinations, which establishes principles and requirements for the acquisition method for business combinations and related disclosures.  This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted.  MegaWest is currently evaluating the effects of adopting these changes.

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statement subsequent to a business combination.  These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted.  MegaWest is currently evaluating the effects of adopting these changes.

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures.  The amendments include the enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments.  The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009.  The amendments are consistent with recent amendments to financial instruments disclosure standards in International Financial Reporting Standards.  The Company will include these additional disclosures in its annual financial statements for the year ending April 30, 2010.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the items noted above in contractual obligations.

FINANCIAL INSTRUMENTS

The Company has exposure to credit, liquidity and market risks from its use of financial instruments.  The following provides information about the Company's exposure to each of these risks, and the Company's objectives, policies and processes for measuring and managing such risks.  The board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in paying obligations as they come due.  The Company's financial liabilities consist of accounts payable and accrued liabilities.  Accounts payable consists of invoices payable to trade suppliers for capital expenditures, field operating activities, and general corporate expenses.  The Company processes invoices within a normal payment period.

The Company prepares funds from operations and capital expenditure budgets which are regularly monitored and updated.  As well, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, interest rates, and foreign exchange rates, will affect the Company's oil sales, cash flows or the value of its financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Company does not utilize financial derivatives or other contracts to manage market risks.

MegaWest Energy Corp.
Management Discussion and Analysis as of September 30, 2009
(in Canadian dollars unless otherwise indicated)

Foreign currency exchange rate risk

The Company is exposed to foreign currency fluctuations as it has cash, short-term deposits and accounts payable denominated in U.S. dollars.  In addition, a significant portion of the Company's operating activities are conducted in U.S. dollars.

A one percent change in foreign exchange rates between the US and Canadian dollars would have resulted in approximately $1,000 change in the net loss in the first quarter of fiscal 2009.

There are no exchange rate contracts in place.

Fair Value

At July 31, 2009, the fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity.

RISKS AND UNCERTAINTIES

The annual MD&A for the year ended April 30, 2009 includes an overview of certain business risks and uncertainties facing the Company.  Those risks remain effective on July 31, 2009.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future production, cash flows and exploration results.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that indentify forward-looking statements.

Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results, future actions, conditions or events to differ materially from those in the forward-looking statements, including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of domestic capital markets, the ability to obtain financing, changes in oil and gas acquisition and drilling programs, operating risks, production rates, reserve estimates, changes in general economic conditions, and other factors.  Undue reliance should not be placed on forward-looking statements as the Company can give no assurance that they will prove to be correct.

The forward-looking statements contained in this MD&A are made as of the date hereof.  While the Company acknowledges that subsequent events and developments may cause the views expressed herein to change, the Company has no intention and undertakes no obligation to update, revise or correct such forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

The Company believes that the expectations reflected in the forward-looking statements and information contained herein are reasonable, but no assurance can be given that these expectations, or the assumptions underlying these expectations, will prove to be correct and such forward-looking statements and information included in this document should not be unduly relied upon.  The forward-looking information included herein represents the Company’s views as of the date of this document and such information should not be relied upon as representing the Company’s views as of any date subsequent to the date of this document.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  However, these factors are not intended to represent a complete list of the factors that could affect us and there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's annual reports (on Form 20-F filed in the U.S. and Canada) and the other recent filings in the U.S. and Canada. These filings are available at www.sec.gov in the U.S. and www.sedar.com in Canada.

COMPANY INFORMATION

Additional information related to MegaWest is available on the Company’s website at www.megawestenergy.com , SEDAR’s website at www.sedar.com and EDGAR’s website at www.sec.gov.